                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             P & F INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Class A Common Stock, par value $1.00
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    692830102
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             Mr. Richard A. Horowitz
                                300 Smith Street
                           Farmingdale New York 11735
                                 (516) 694-1800

                                    Copy to :

                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 26, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13(d)-1(e), 13(d)-1(f) or 13(d)-(g), check the following box: [ ]

                                  SCHEDULE 13D

--------------------
CUSIP No. 692830102
--------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard Horowitz
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                1,189,665
                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              32,400
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                529,665
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                32,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  PERSON

            1,222,065
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            32.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------
CUSIP No. 692830102
--------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Linda Horowitz
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            PF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            USA
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER


                      --------- ------------------------------------------------
  NUMBER OF SHARES       8      SHARED VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING              32,400
    PERSON WITH
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                660,000
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                32,400
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  PERSON

            692,400
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Class A Common Stock, par value $1.00 per share (the "Common Stock"), of P & F Industries, Inc. (hereinafter, "The Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive office of the Company is 300 Smith Street, Farmingdale, New York 11735.

Item 2. Identity and Background.

     (a) This Statement is hereby filed by Richard A. Horowitz and his wife, Linda Horowitz.

     (b) and (c) Mr. Horowitz is Chairman of the Board of Directors and Chief Executive Officer of the Company. The address of Richard A. Horowitz and Linda Horowitz is in the care of the Company, 300 Smith Street, Farmingdale, New York 11735.

     (d) and (e) During the last five years, neither Mr. Horowitz nor Mrs. Horowitz has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (f) Both Mr. Horowitz and Mrs. Horowitz are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Horowitz and Mrs. Horowitz used personal funds in making the purchases that are the subject of this Statement.

Item 4. Purpose of Transaction.

     Mr. Horowitz and Mrs. Horowitz purchased the Common Stock that is the subject of this Statement in order to acquire an equity interest in the Company. As of the date hereof, neither Mr. Horowitz nor Mrs. Horowitz has any present plans or proposals which relate to or would result in any of the actions referred to in sections (a) through (j) of Item 4 of Schedule 13D. Nevertheless, depending on market conditions and other factors, Mr. Horowitz and Mrs. Horowitz may sell or otherwise dispose of all or a portion of such Common Stock, or may purchase additional shares of Common Stock.

Item 5. Interest in Securities of the Issuer.

     (a) and (b) The responses of Mr. Horowitz and Mrs. Horowitz to Rows (7) through (13) of the cover page of this Schedule 13D are incorporated herein by reference. Included in the shares of Common Stock beneficially owned by Mr. Horowitz are 203,500 shares of Common Stock issuable upon the exercise of stock options, 22,400 shares of Common Stock owned by Linda Horowitz, individually and as trustee for the daughter of Linda Horowitz and Richard Horowitz, 660,000 shares of Common Stock owned by Linda Horowitz, individually, and 10,000 shares of Common Stock owned by The Linda and Richard Horowitz Foundation. Included in the shares of Common Stock beneficially owned by Mrs. Horowitz are 22,400 shares of Common Stock owned by Mrs. Horowitz, individually and as trustee for the daughter of Linda Horowitz and Richard A. Horowitz, and 10,000 shares of Common Stock owned by The Linda and Richard Horowitz Foundation. Mr. Horowitz has shared voting power and shared dispositive power over the 10,000 shares of Common Stock owned by The Linda and Richard Horowitz Foundation with the other directors of The Linda and Richard Horowitz Foundation and the 22,400 shares of Common Stock owned by Linda Horowitz, individually and as trustee for the daughter of Linda Horowitz and Richard Horowitz. Mr. Horowitz disclaims beneficial ownership of the 22,400 shares of Common Stock owned by Mrs. Horowitz individually and as trustee for the daughter of Linda Horowitz and Richard A. Horowitz.

     (c) Not Applicable

     (d) Not Applicable

     (e) Not Applicable


Item 6. Contracts, Arrangements, Understandings or

        Relationships With Respect to Securities of the Issuer.

     Mrs. Horowitz has granted Mr. Horowitz a ten year irrevocable proxy to vote the 660,000 shares of Common Stock owned by her, individually.

Item 7. Material to be Filed as Exhibits.

     1. Proxy to vote 660,000 shares of Common Stock granted by Mrs. Horowitz to Mr. Horowitz.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2000


                                        By: /s/ Richard A. Horowitz
                                            ------------------------------
                                        Name:  Richard A. Horowitz



                                        By: /s/ Linda Horowitz
                                            ------------------------------
                                        Name:  Linda Horowitz